Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 11, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 11, 2026, The Nasdaq Stock Market (the "Exchange") received from Grayscale Avalanche Staking ETF (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Grayscale Avalanche Staking ETF Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi